UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: May 13, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	1

Exhibit 99.1

Sungy Mobile Announces the Appointment of

New Independent Directors

Guangzhou, China, May 12, 2014 (GLOBE NEWSWIRE) – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that its board of directors (the “Board”) has appointed Mr. Yong Chen and Mr. Gang Zhao as independent directors, effective May 12, 2014. Mr. Yong Chen will succeed Mr. Zhi Zhu in his role as the chairman of the compensation committee of the Board and as a member of the audit committee of the Board. Mr. Gang Zhao will replace Mr. Zhi Zhu in his role as a member of the corporate governance and nominating committee of the Board and replace Mr. Yuqiang Deng in his role as a member of the compensation committee of the Board. Additionally, Mr. Zhi Zhu and Mr. David Ying Zhang have voluntarily resigned from the Board, effective May 12, 2014.

Mr. Yong Chen is a seasoned mobile internet professional with extensive leadership experience with Chinese leading TMT companies in the areas of operation, product, and user management. Mr. Chen currently serves as the vice president and chief operating officer of Tianya Club, the leading internet forum for blogging and BBS in China. In this position, Mr. Chen is responsible for overseeing core business operations including mobile, online games, travel, BBS, and content management. Previously, he served as the regional manager at Great Wall Broadband Network Service, a broadband service operator with extensive network resources, and managed business operations in Haikou and Guangzhou. Mr. Chen received a bachelor’s degree in Computer Science and Communications from Zhejiang University in China.

Mr. Gang Zhao currently is the general manager of Anguanjia, a leading independent third party mobile security service provider in China. Under Mr. Zhao’s leadership, Anguanjia achieved a number of outstanding milestones including the introduction of several innovative products such as “Safe Management”, “Mobile Cloud Security”, and “Anquan Open Platform”. Prior to this role, Mr. Zhao served in several managerial roles, responsible for operations management and product development in a number of Chinese leading TMT companies. Mr. Zhao received a bachelor’s degree in Computer Science and Technology from Peking University in China.

Mr. Yuqiang Deng, Chairman and Chief Executive Officer of Sungy Mobile, stated, “We are excited to welcome Mr. Chen and Mr. Zhao to our Board. Their wealth of China TMT industry experience is a great asset, and will bring new perspectives and expertise to the Board’s discourse, enhancing the strength of our executive team and ability to maximize shareholder value. I would also like to take this time to thank Mr. Zhu and Mr. Zhang for their significant contributions to Sungy Mobile’s success. We are very appreciative of your dedication and service to our firm and wish you all the best going forward.”

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day. For more information, please visit http://www.sungymobile.com.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact:

ICR, LLC

Qiyiana Tian

Tel: +1-646-417-5388

Email: IR@sungymobile.com

Source: Sungy Mobile Limited